UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

                        THE SECURITIES EXCHANGE ACT OF 1934

      For The Fiscal Year Ended December 31, 2005

OR

[  ]                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to _____.

      Commission File No: 001-13739

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniSource Energy Corporation
One South Church Avenue, Suite 100
Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2005 and 2004

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION

The Tucson Electric Power Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Tucson Electric Power Company 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, IL
June 26, 2006

TucsonElectric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets

Investments:	$149,125,691	$137,015,679

Receivables:
Employer contributions	140,754	122,682
Participant contributions	315,599	246,495
Due from broker for securities sold	-	21,051

Total receivables	456,353	390,228

Net assets available for benefits	$149,582,044	$137,405,907

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$723,752	$490,779
Net appreciation in fair value of investments	9,682,558	10,212,694

Total investment income	10,406,310	10,703,473

Contributions:
Employer contributions	3,885,727	3,669,184
Participant contributions	8,858,952	8,044,632
Participant rollovers	788,686	671,420

Total contributions	13,533,365	12,385,236

Total additions	23,939,675	23,088,709

Deductions from net assets attributed to:

Benefits paid to participants	11,755,119	7,123,951
Administrative expenses	8,419	13,533

Total deductions	11,763,538	7,137,484

Net increase	12,176,137	15,951,225

Net assets available for benefits:

Beginning of year	137,405,907	121,454,682

End of year	$149,582,044	$137,405,907

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   Description of Plan

The following description of the Tucson Electric Power Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation, the parent company of the Plan sponsor, (collectively, the “Company”), who are employed by the Company on or after November 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration
The Company’s Pension Committee (the “Committee”), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the “Trustee”) serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage up to but not in excess of 15% of their pre-tax compensation. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1% into any combination of these funds. Contributions are subject to certain limitations.

The Plan also allows for rollovers from participants’ other external 401(k) plans (“Qualified Rollovers”) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

For each payroll period during the two years ended December 31, 2005, the Company contributed Company Matching Contributions to the Plan with respect to each participant in an amount equal to the lesser of (i) the excess of the participant’s Compensation Deferral Contributions to the Plan in the Plan Year over the Company Matching Contributions previously made in respect to the participant in the Plan year or (ii) 4.5% of the participant’s compensation for that payroll period. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company Matching Contributions.

Loans to Participants
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the loan. Loan terms must be for at least six months and no more than five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three month period. If a participant fails to repay a loan in full, the Committee may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

principal and interest. Each loan is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at loan origination plus 2%. Interest rates for the years ended December 31, 2005 and 2004 ranged from 4.00% to 11.50%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund.

Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death or retirement. A participant or beneficiary of a deceased participant may elect to have his or her account distributed a) as soon as practicable following the date of termination or death, or b) in the plan year following such date. Absent such an election, distributions do not occur until the close of the quarter in which the last Company Matching Contribution is made.

The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are paid in a cash lump sum.

Under certain conditions, once each plan year a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) for participants who have attained age 59-1/2 or (ii) in the event of a participant’s hardship as defined in Section 401(k) of the Internal Revenue Code of 1954, as amended. Beginning with the plan year in which participants reach age 59-1/2, they may withdraw any portion up to the entire amount of their Salary Deferral Contributions Account and/or their Company Matching Contributions Account. In addition, participants may withdraw any portion of their Salary Deferral Contributions Account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship. The amount which may be withdrawn in the case of a participant’s hardship may not exceed the amount needed and is subject to the approval of the Committee.

Investments
Participants may direct the investment of their Pretax Contributions and Company Matching Contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.

Vesting
A participant’s interest in each of his accounts is at all times 100% vested.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

2.   Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments, other than the Fidelity Managed Income Portfolio, are presented at fair value. The fair value of common stock shares are based upon the closing market price on the valuation date. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year-end. Units in the Fidelity Managed Income Portfolio, a common/collective fund, are valued at the net unit value of the units held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

Security transactions are recorded on the trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Payment of Benefits
Benefits are recorded when paid. Net assets available for benefits of $7,648 at December 31, 2005 are due to participants who have withdrawn from participation in the Plan.

3.   Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004

Fidelity Growth Company Fund
502,349 and 533,412 units, respectively	$31,964,473	$29,908,412

Fidelity Magellan Fund
245,734 and 255,162 units, respectively	$26,155,901	$26,483,275

Fidelity Equity Income Fund
372,545 and 355,352 units, respectively	$19,662,932	$18,755,502

Fidelity Retirement Money Market Portfolio
10,861,333 and 12,126,473 units, respectively	$10,861,333	$12,126,473

Fidelity Low-Priced Stock Fund
270,248 and 247,534 units, respectively	$11,036,917	$9,963,258

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

Fidelity Managed Income Portfolio
6,927,744 and 7,196,002 units, respectively	$6,927,744	$7,196,002

Fidelity Intermediate Bond Fund
653,562 and 655,130 units, respectively	$6,725,153	$6,891,963

During 2005 and 2004 the Plan’s investments appreciated (including gains and losses on investments purchased and sold, as well as held during the year) in value by $9,682,558 and $10,212,694 as follows:

	2005	2004
Mutual Funds	$8,950,479	$10,275,573
Common Stock	732,079	(62,879)
Total	$9,682,558	$10,212,694

5.  Concentration of Credit Risk

At December 31, 2005 and 2004, the Plan’s assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy Corporation stock and participant loans. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6.   Tax Status

The Plan is qualified under Section 401 of the Internal Revenue Code (“IRC”) and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated December 3, 2003, has been received from the Internal Revenue Service. The Plan has since been amended; however, the Plan administrator believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.   Related Party Transactions

In 2005 and 2004, the Plan’s investments in shares of mutual funds managed by the Trustee of $125,027,952 and $117,202,526, respectively, as well as in stock of UniSource Energy Corporation in the amounts of $3,113,086 and $2,638,328, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.

The Trustee invests in UniSource Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UniSource Energy common stock:

	2005	2004

Cost of shares purchased	$618,148	$645,633

  Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

Number of shares purchased	20,060	26,375

Proceeds from shares sold	$876,165	$810,466
Number of shares sold	29,733	33,168

8.  Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for plan benefits per the financial statements at December 31, 2005 to Form 5500:

2005

Net assets available for benefits per the financial statements	$149,582,044
Amounts allocated to withdrawing participants at December 31, 2005	(7,648)
Net assets available for benefits per Form 5500	$149,574,396

The following reconciles benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

2005

Benefits paid to participants per the financial statements	$11,755,119
Add: Amounts allocated to withdrawing participants at December 31, 2005	7,648
Benefits paid to participants per Form 5500	$11,762,767

Amounts allocated to withdrawing participants are for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

9.   New Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006. Under the new disclosure requirements, investments in fully-benefit responsive investment contracts, or common/collective funds such as the Fidelity Managed Income Portfolio, will be measured at fair value on the statement of net assets available for benefits, and any difference between fair value and contract value (principal plus accrued interest) will be presented on the statement of net assets available for benefits. The statement of changes in net assets available for benefits will present income credited to participants in fully benefit-responsive contracts and realized

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

and unrealized gains and losses only on those investment contracts that are not fully benefit-responsive.

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005

				Description of Investment Including
		Identity of Issue, Borrower,		Maturity Date, Rate of Interest,
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value

*		Fidelity Growth Company Fund		Investment in 502,349 units of a growth
				fund				$31,964,473

*		Fidelity Magellan Fund		Investment in 245,734 units of a growth
				fund				26,155,901

*		Fidelity Equity Income Fund		Investment in 372,545 units of a growth
				and income fund				19,662,932

*		Fidelity Low-Priced Stock Fund		Investment in 270,248 units of a growth
				fund				11,036,917

*		Fidelity Retirement Money Market		Investment in 10,861,333 units of a
		Portfolio		money market fund				10,861,333

*		Fidelity Managed Income Portfolio		Investment in 6,927,744 units of an open
				ended commingled pool				6,927,744

*		Fidelity Intermediate Bond Fund		Investment in 653,562 units of an income
				fund				6,725,153

		Spartan U.S. Equity Index Fund		Investment in 113,400 units of a growth
				fund				5,007,757

*		Fidelity Asset Manager Fund		Investment in 297,795 units of an asset
				allocation fund				4,779,613

		BrokerageLink Account		Investment in a self-directed investment
				fund				4,047,006

*		UniSource Energy Stock Fund		Investment in 99,756 units of a unitized
				company stock fund				3,113,086

		Janus Worldwide Fund		Investment in 65,343 units of a growth
				fund				2,831,945

*		Fidelity Diversified International Fund		Investment in 74,388 units of a growth
				fund				2,420,591

		Janus Flexible Bond Fund		Investment in 220,163 units of an income
				fund				2,084,947

*		Fidelity Freedom 2010		Investment in 130,280 units of an income
				fund				1,830,438

		Franklin Utilities A		Investment in 128,016 units of an growth
				and income fund				1,506,745

		American Beacon Small Cap Value		Investment in 68,012 units of an growth
		Plan		fund				1,362,276

*		Fidelity Small Cap Stock		Investment in 36,576 units of an growth
				fund				669,342

*		Fidelity Freedom 2020		Investment in 37,918 units of an growth
				fund				557,767

*		Fidelity Freedom 2015		Investment in 43,979 units of an growth
				fund				507,958

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005

				Description of Investment Including
		Identity of Issue, Borrower,		Maturity Date, Rate of Interest,
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value

*		Fidelity Freedom 2040		Investment in 25,534 units of an growth
				fund				225,469

*		Fidelity Freedom 2025		Investment in 18,529 units of an growth
				fund				221,612

*		Fidelity Freedom 2030		Investment in 11,458 units of an growth
				fund				172,100

*		Fidelity Freedom 2035		Investment in 12,904 units of an growth
				fund				157,820

*		Fidelity Freedom 2005		Investment in 13,557 units of an income
				fund				150,749

*		Fidelity Freedom 2000		Investment in 3 units of an income fund				40

*		Loans to participants		Loans with maturities ranging from 1
				month to 180 months and interest rates from 4.00% to 11.50%				4,143,977
								$149,125,691

*  Denotes party-in-interest
**   Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By:	Tucson Electric Power Company 401(k) Plan Administrative Committee

By:	/s/	Kevin P. Larson	Date:	June 26, 2006
Kevin P. Larson
Member of Plan Administrative Committee

By:	/s/	Steven J. Glaser	Date:	June 26, 2006
Steven J. Glaser
Member of Plan Administrative Committee

By:	/s/	Michael J. DeConcini	Date:	June 26, 2006
Michael J. DeConcini
Member of Plan Administrative Committee